Exhibit 99.2

CNX Gas Corporation 5 Penn Center West, Suite 401 Pittsburgh, PA 15276

phone:	412/200-6701
fax:	412/200-6777
e-mail:	nickdeiuliis@cnxgas.com
web:	www.cnxgas.com

NICHOLAS J. DEIULIIS President and Chief Executive Officer
M E M O R A N D U M

TO:	All CNX Gas Employees

DATE:	January 29, 2008

RE:	CONSOL Energy’s Announced Intention to Acquire CNX Gas’ Publicly-Held Shares
     As you probably know, CONSOL Energy has announced its intention to acquire all of the outstanding publicly held shares of CNX Gas. While this announcement probably came as a surprise to you, I want to share with you my personal view of this event. CONSOL’s offer represents an expression of tremendous confidence by our largest shareholder in the future of CNX Gas and in you, the employees of CNX Gas, who have made CNX Gas a great and growing company.
     I am sure that you have many questions regarding this transaction. Those questions will be answered in the coming weeks, but I can assure you that CONSOL is taking this action because of your stellar performance over the last two and a half years. Your efforts have helped grow CNX Gas significantly in our core business unit, Virginia Operations, and have allowed us to step out into new rapidly growing business units such as our Mountaineer, Nittany, and Cardinal projects. As a result of your efforts, CONSOL is affirming its view of the future of CNX Gas.
     If this transaction is consummated, CNX Gas will become a wholly-owned subsidiary of CONSOL Energy, but will continue to operate largely as it does now. Since CNX Gas will continue to operate as it does now, your continued efforts are as important as ever. We all need to continue to work safely and harder than ever to achieve our 2008 profit objective and to execute our long range plan.
     I want to make sure that I answer all of your questions. To that end I am scheduling a total company conference call for tomorrow morning at 8:00 a.m. You can dial into the call from your office to listen and after I have made some brief comments, you can enter a queue to ask me any question that you may have concerning this transaction. The call in number needed to dial into the call is as follows:

Call in Number:	(XXX) XXX-XXXX
     Finally, regardless of this transaction, I would ask you to stay focused on your job with the goal of making 2008 the safest and best year in the history of CNX Gas.

NOTICE TO STOCKHOLDERS
     The exchange offer referred to in this memorandum has not commenced. In response to the proposed exchange offer, if commenced, CNX Gas will file with the Securities and Exchange Commission (the “SEC”) certain materials, including a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders of CNX Gas are strongly advised to read the Solicitation/Recommendation Statement (if and when it becomes available) because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement (if and when it becomes available) and other materials filed by CNX Gas with the SEC at the SEC’s web site, www.sec.gov. Stockholders may also obtain, without charge, a copy of the Solicitation/Recommendation Statement and other materials (if and when they become available) by directing a request to CNX Gas, 5 Penn Center West, Suite 401, Pittsburgh, Pennsylvania, 15276, Attention: Investor and Public Relations.

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